AMN Healthcare Services, Inc.
12400 High Bluff Drive
Suite 100
San Diego, California 92130

December 23, 2019
VIA EDGAR
Amy Geddes
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:	AMN Healthcare Services, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K filed October 31, 2019
File No. 001-167533

Dear Ms. Geddes:
AMN Healthcare Services, Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated December 19, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 10-K and Form 8-K.

As discussed among members of the Staff and representatives of the Company, the Company intends to file its written response to the Comment Letter no later than January 10, 2020.  Please contact the undersigned at (858) 350-3271 or Todd Champeau at (858) 509-3527 should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Brian M. Scott
Brian M. Scott
Chief Financial Officer
AMN Healthcare Services, Inc.

cc:	Doug Jones
Securities and Exchange Commission
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP